                              Lyle B. Stewart, P.C.
                            3751 South Quebec Street
                             Denver, Colorado 80237
                             Telephone: 303-267-0920
                                Fax: 303-267-0922

United States Securities and Exchange
Commission                                        October 1, 1999
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20459
Attention: Mr. David Leeb, Examiner

                     Re: Medix Resources, Inc
                         Registration Statement No. 333-85483

Dear Madams and Sirs:

On behalf of my client, Medix Resources, Inc. (the "Company"), and pursuant to
Rule 101(a)(1)(i) of Regulation S-T, filed herewith is Pre-Effective Amendment
No.1 to its Form S-2 Registration Statement relating to 11,098,000 shares of such Company's common stock to be sold by selling shareholders. The amount of
$747 has been wired transferred to the SEC's account, in payment of an additional filing fee that is due to the registration of additional shares pursuant to
Amendment No. 1.

Since our examiner, Mr. David Leeb, has informed us that this filing will not be reviewed, we are including herewith a request by the Company for acceleration of the effectiveness of the Registration Statement to the close of business on
October 5, 1998, or as soon thereafter as is reasonable possible.

If you have any questions about this filing, please contact the undersigned at the telephone or fax numbers indicated above.

Very truly yours

/s/Lyle B. Stewart

                              MEDIX RESOURCES, INC.
                        7100 E. Belleview Ave., Suite 301
                            Englewood, Colorado 80111

                                             October 1, 1999

U.S. Securities and Exchange
Commission
450 5th Street, N.W.
Washington, D.C. 20549
Attention: Ms. David Leeb, Examiner

                                 Re: Medix Resources, Inc
                                     Registration Statement No. 333-85483;
                                     filed on August 18, 1999
                                     Amendment No. 1; filed on October 1, 1999

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C, promulgated by the U.S. Securities and
Exchange Commission (the "Commission"), the undersigned, Medix Resources, Inc., hereby requests that the effective date of the above referenced Registration
Statement be accelerated to become effective at or before the close of business on October 5, 1999, or as soon thereafter as is reasonably possible. The Company is filing herewith Amendment No. 1 to the Registration Statement.

Very truly yours,

Medix Resources, Inc.

By:  /s/ John P. Yeros
John P. Yeros, President

As filed with the Securities and Exchange Commission on October 1, 1999.
Registration No. 333-85483

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                                  ------------
                          Pre-Effective Amendment No. 1
                                    FORM S-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                                  -------------

                              MEDIX RESOURCES, INC.
             (Exact Name of Registrant as Specified in Its Charter)
-------------------------------------------------------------------------------

                Colorado                              84-11123311
    (State or Other Jurisdiction of                (I.R.S. Employer
     Incorporation or Organization)             Identification Number)
-------------------------------------------------------------------------------
                        7100 E. Belleview Ave., Suite 301
                            Englewood, Colorado 80111
                                 (303) 741-2045
         (Address, Including Zip Code, and Telephone Number, Including
            Area Code, of Registrant's Principal Executive Offices)

                                  JOHN P. YEROS
                      President and Chief Executive Officer
                        7100 E. Belleview Ave., Suite 301
                            Englewood, Colorado 80111
                                 (303) 741-2045

            (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent for Service)
                                -----------------
                                   Copies to:
                    ----------------------------------------
                              LYLE B. STEWART, ESQ.
                              Lyle B. Stewart, P.C.
                              3751 S. Quebec Street
                             Denver, Colorado 80237
                                 (303) 267-0920
                    ----------------------------------------

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of
1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: X

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to item 11(a)(1)
of this Form, check the following box:

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.

                    ---------------------------------------
                         CALCULATION OF REGISTRATION FEE

                    ---------------------------------------

                                        Proposed Maximum      Proposed Maximum
  Title of Securities   Amount to be     Offering Price      Aggregated Offering       Amount of
   to be Registered      Registered        Per Share(1)            Price(1)         Registration Fee
----------------------  ------------    -----------------    -------------------   ------------------

Common stock, par value
 $.001 per share          6,572,000          $0.27               $1,774,440             $523(2)
                          4,526,000          $0.56               $2,534,560             $747(3)

(1) Pursuant to Rule 416, this Regristration Statement also includes such indeterminate number of additional shares of common stock as may be required for issuance pursuant to anti-dilution provisions of certain securities underlying the common stock registered hereby.

(2) This amount was registered and the fee was paid on August 18, 1999, when the Registration Statement was filed.

(3) Estimated solely for the purpose of calculating the registration fee. In accordance with Rule 457(c), the price shown is based upon the average of the bid and the asked price of Medix's Common Stock on September 29, 1999, as reported on the OTC Bulletin Board.

                              SUBJECT TO COMPLETION
                              DATED OCTOBER 1, 1999

PROSPECTUS

                              MEDIX RESOURCES, INC.

                        11,098,000 Shares of Common Stock

Some shareholders of Medix Resources, Inc. will have the right to offer and sell up to 11,098,000 shares of our common stock under this Prospectus. Up to
5,864,000 of these shares may be issued upon conversion of currently outstanding preferred shares and debt securities. The remaining 5,234,000 shares are issuable upon exercise of outstanding warrants and options.

Medix will not receive directly any of the proceeds from the sale of these shares by the selling shareholders. Medix will pay the expenses of registration of these shares.

The common stock is traded on the OTC Bulletin Board under the symbol "MDIX". On
September 29, 1999, the last sale price of the common stock was reported as
$0.56.

The securities offered hereby involve a high degree of risk. See "RISK FACTORS"
for certain risks that should be considered by prospective purchasers of the securities offered hereby.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                 The date of this Prospectus is October __, 1999

No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in or incorporated by reference in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by us, the selling shareholders or any other person. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such an offer in such jurisdiction. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information herein is correct as of any time subsequent to the date hereof or that there has been no change in our affairs since such date.

                         ------------------

                          TABLE OF CONTENTS
                         ------------------
  FORWARD-LOOKING STATEMENTS

  RISK FACTORS

  THE COMPANY

  USE OF PROCEEDS

  SELLING SHAREHOLDERS

  DESCRIPTION OF SECURITIES

  PLAN OF DISTRIBUTION

  INDEMNIFICATION OF OFFICERS AND DIRECTORS

  AVAILABLE INFORMATION

  INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

  LEGAL MATTERS

  EXPERTS
FORWARD-LOOKING STATEMENTS
This Prospectus and the documents incorporated by reference into this Prospectus contain forward-looking statements, which mean that they relate to events or transactions that have not yet occurred, our expectations or estimates for
Medix's future operations, our growth strategies or business plans or other facts that have not yet occurred. Such statements can be identified by the use of forward-looking terminology such as "might","may," "will", "could", "expect",
"anticipate", "estimate", "likely", "believe", or "continue" or the negative thereof or other variations thereon or comparable terminology. The following risk factors contain discussions of important factors that should be considered by prospective investors for their potential impact on forward-looking statements included in this Prospectus and in the documents incorporated by reference into this Prospectus. These important factors, among others, may cause actual results to differ materially and adversely from the results expressed or implied by the forward-looking statements.
RISK FACTORS
        An investment in our common stock:
        o  has a high degree of risk;
        o  is highly speculative;
        o  should only be considered by those persons or entities who can afford to loose their entire investment.

In addition to the other information contained in this Prospectus, the following risk factors should be carefully considered in evaluating our business and an investment in our shares. The order in which the following risk factors are presented does not indicate the relative magnitude of the risks described.

We Have Prior Operating Losses and a Going Concern Exception from our Auditors

We reported net losses of ($5,422,000), ($515,000) and ($1,207,000) for the years ended December 27, 1998, December 28, 1997 and December 29, 1996,
respectively, and ($1,199,000) for the six months ending June 27, 1999. At June
27, 1999, we had an accumulated deficit of ($14,360,000) and a working capital deficit of ($2,088,000). We are currently delinquent in the payment of certain of our current liabilities, including liabilities related to withholding tax delinquencies. If any of those creditors instituted collection proceedings, we could face financial failure if payments could not be made or extension arrangements could not be negotiated. There is no assurance that we will achieve a specific level of revenues, or that we will operate profitably in the future.
Our auditor's reports relating to the their audits of recent annual financial statements have contained an explanatory paragraph describing that there is substantial doubt about our ability to continue as a going concern.

On September 6, 1999, the U.S. Internal Revenue Service informed us that, by its calculations, $478,000 was owed to the Service in delinquent federal income tax withholdings from employees and employer payroll taxes, interest and penalties.
We dispute the claim that it is delinquent in the payment of any Federal income tax payroll withholdings or employer payroll taxes, although we do owe a yet to be determined amount of interest and penalties on amounts of withholding taxes that were delinquent but had been paid earlier this year. On September 14, 1999, the Service indicated that we had until October 14, 1999 to pay all delinquent amounts, including interest and penalties, and if such amounts were not paid by that time, the Service would place a tax lien on our assets. We are seeking a clarification from the Service regarding the amounts that are due and owing to it in this matter and to obtain the funds to satisfy our obligations. In addition, we owe approximately $300,000 in delinquent state income tax withholdings from employees and employer payroll taxes, interest and penalties.
We are attempting to determine the exact amounts owed to the states and to make payments in an orderly manner. As of June 27, 1999, we had accrued $970,000 in current liabilities for payroll taxes, interest and penalty, as reported in our most recent Form 10-QSB.

Our Continuing Losses and Our Need for Additional Financing

We had negative working capital of ($2,088,000) at June 27, 1999. We expect to continue to experience losses, in the near term, as we attempt to develop our
Cymedix software products. The current operation of our business and our ability to continue to develop our Cymedix software products will depend upon our ability to obtain additional financing. We do not currently have a source of funds for the funding of the development of our Cymedix software products. We are attempting to meet our current cash flow needs by offering to sell our medical staffing business, the financing of accounts receivable under terms that have resulted in significant financing costs, and raising capital in the private debt and equity markets. The sale of our medical staffing business, if it occurs, will not be sufficient to fund our development budget for Cymedix. The development and marketing of the Cymedix software products require substantial capital investments. There can be no assurance that additional investments or financings will be available to us as needed to support the development of
Cymedix products. Failure to obtain such capital on a timely basis could result in lost business opportunities, the sale of the Cymedix business at a distressed price or the financial failure of Medix.

Our Revenues are Subject to Significant Fluctuations

Our operating results have experienced significant fluctuations in the past and may do so in the future due to a number of factors including:

o  the effect of regulatory and legislative developments on us;
o  pricing  trends  in the  healthcare  staffing  and  the  medical information software industries;
o  changes in third-party payor policies;
o  availability of qualified personnel;
o  reductions in demand for our services and products due to competition, regulation and other factors;
o  the ability of management to coordinate and implement a marketing strategy; and
o  costs associated with maintenance of quality control standards.

The impact of any of these factors could cause operating results to decline significantly from prior periods. Any significant decrease in revenues for any reason would have an immediate adverse impact on our ability to operate profitably and our ability to continue as an operating entity. No assurances can be given that we will be able to obtain sufficient debt or equity financing on acceptable terms to enable us to survive periods of decreased cash flows.

There is Great Uncertainty in the Healthcare Industry

The healthcare and medical services industry in the United States is in a period of rapid change and uncertainty. Governmental programs have been proposed, and some adopted, from time to time, to reform various aspects of the U.S.
healthcare delivery system. Some of these programs contain proposals to increase government involvement in healthcare, lower reimbursement rates and otherwise change the operating environment for our customers. In this process, healthcare facilities are curtailing the use of interim staffing provided by vendors such as us. We cannot predict with any certainty what impact, if any, proposals for healthcare reforms might have on our business. As a result, major third party payors of hospital services (insurance companies, Medicare and Medicaid) have significantly revised payment procedures in an effort to contain healthcare costs. These and other factors affecting the healthcare industry may have a significant adverse impact on our operating results.

Our Dependence on Customer Relationships and Absence of Customer and Care-giver
Contracts

Our business is dependent on its ability to establish and maintain close working relationships with hospitals, clinics, nursing homes, physician groups, assisted living facilities, health maintenance organizations, educational institutions, third party payors and other referral sources, and with care givers providing services on our behalf. Although we have established customer and care giver relationships in the markets in which we presently operate, there can be no assurance these relationships will continue. None of the contracts by and between us and our customers is exclusive, and these contracts do not obligate the customers to utilize a designated number of interim or home care staff for any specific period of time. Although certain customer contracts provide that we will be the first interim staffing firm contacted by the hospital, this "first call" right does not guarantee that we will achieve a specific level of, or any, revenues as a result of such right. Likewise, contracts between us and our care givers are non-exclusive and do not obligate the care giver to render services for any specific period of time. Accordingly, it is possible that we may not be able to meet customer demand for qualified personnel, or that it can do so on a cost-efficient basis.

Our New Software Business Line

We acquired, through our subsidiary Cymedix Lynx Corporation, in January of
1998, a development stage medical software business. The uncertainties and risks that accompany forward-looking statements are enhanced by our lack of experience in this business. We had no experience in marketing of software products, providing software support services, evaluating demand for products, financing a software business and dealing with government regulation of software products.
As a developer of information systems, we will be required to anticipate and adapt to evolving industry standards and new technological developments. The market for our software products is characterized by:

o   continued and rapid technological advances in both hardware and software development;
o   ongoing expenditures for research and development;
o   the timely introduction of new products and enhancements to existing products; and
o   standards that are largely a function of user acceptance, and, therefore, subject to change.

Our future success, if any at all, will depend in part upon our ability to enhance existing products, to respond effectively to technology changes, and to introduce new products and technologies to meet the evolving needs of its clients in the health care information systems market. We are currently devoting significant resources toward the development of products. There can be no assurance that we will successfully complete the development of these products in a timely fashion or that our current or future products will satisfy the needs of the health care information systems market. Further, there can be no assurance that products or technologies developed by others will not adversely affect our competitive position or render its products or technologies noncompetitive or obsolete.

Risks of Infringement of Proprietary Technology

Our wholly-owned subsidiary, Cymedix Lynx Corporation, has been granted certain patent rights, a trademark and copyrights relating to its software business.

The patent and intellectual property legal issues for software programs, such as the Cymedix products, are complex and currently evolving. Since patent applications are secret until patents are issued, in the United States, or published, in other countries, we cannot be sure that it is first to file any patent application. In addition, there can be no assurance that competitors, many of which have far greater resources than we do, will not apply for and obtain patents that will interfere with our ability to develop or market product ideas that we have originated. Further, the laws of certain foreign countries do not provide the protection to intellectual property that is provided in the
United States, and may limit our ability to market its products overseas. We cannot give any assurance that the scope of the rights that we have been granted to Cymedix are broad enough to fully protect our Cymedix software from infringement.

Litigation or regulatory proceedings may be necessary to protect our intellectual property rights, such as the scope of our patents. In fact, the computer software industry in general is characterized by substantial litigation. Such litigation and regulatory proceedings are very expensive and could be a significant drain on our resources and divert resources from product development. There is no assurance that we will have the financial resources to defend our patent rights or other intellectual property from infringement or claims of invalidity.

We also rely upon unpatented proprietary technology and no assurance can be given that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to or disclose our proprietary technology or that we can meaningfully protect our rights in such unpatented proprietary technology. We will use our best efforts to protect such information and techniques, however, no assurance can be given that such efforts will be successful. The failure to protect our intellectual property could cause us to loose substantial revenues and to fail to reach its financial potential over the long term.

Our Buinesses are Highly Competitive

Medical Staffing Services. The market for supplemental medical staffing and home care services is highly competitive. Many of our existing and potential competitors have substantially greater financial, marketing and personnel resources than we do and have established reputations in the supplemental staffing industry. Accordingly, we are at a disadvantage in competing with such entities. It is likely that the current trend toward increased consolidation in the health care industry will accelerate. Some of the our larger competitors may gain an additional advantage by offering enterprise-wide supplemental staffing for health care facilities.

Medical Personnel. In addition, our operations depend, to a significant degree, on its ability to recruit qualified health care personnel. We face competition from other companies in recruiting qualified health care personnel and there is no assurance that qualified personnel will be available to us in the future or the costs at which such personnel might be available. Our failure to recruit qualified personnel, or a significant increase in our cost of such personnel, could have a material adverse effect on our financial position and operations.
There can be no assurance that we will be able to continue to compete successfully in the markets in which it is active or in any markets it enters in the future.

Medical Information Software. Competition can be expected to emerge from established healthcare information vendors and established or new Internet related vendors. The most likely competitors are companies with a focus on clinical information systems and enterprises with an Internet commerce or electronic network focus. Many of these competitors will have access to substantially greater amounts of capital resources than we have access to, for the financing of technical, manufacturing and marketing efforts. Frequently, these competitors will have affiliations with major medical product companies or software developers, who will assist in the financing of such competitor=s product development. We will seek to raise capital to develop Cymedix products in a timely manner, however, so long as our operations remain underfunded, as they now are, we will be at a competitive disadvantage.

Software Development Personnel. The success of the development of our Cymedix software is dependent to a significant degree on our key management and technical personnel. We believe that our success will also depend upon our ability to attract, motivate and retain highly skilled, managerial, sales and marketing, and technical personnel, including software programmers and systems architects skilled in the computer languages in which our Cymedix products operate. Competition for such personnel in the software and information services industries is intense. The loss of key personnel, or the inability to hire or retain qualified personnel, could have a material adverse effect on our results of operations, financial condition or business.

We Have Personnel Risks

Medical staff providers, like us, are in the business of employing people and placing them in the workplace of other businesses. Attendant risks of such activity include possible claims of discrimination and harassment, employment of illegal aliens, unqualified or unlicensed medical personnel and other similar claims. We have policies, guidelines and screening procedures in place to reduce its exposure to these risks. However, a failure to follow these policies and guidelines may result in negative publicity and the payment by us of money damages or fines. From time to time, we become involved in litigation for injuries or damages caused by the acts of its staff. See "Legal Proceedings" in item 1 of Part II of our most recent Form 10-QSB, filed with the SEC. While we maintain insurance providing coverage for certain negligent acts in an amount we believe is customary for the industry, there can be no assurance that our insurance policies will be sufficient so as to offset any claims received. In addition, such policies exclude certain acts, usually involving criminal behavior from coverage. Moreover, costs of insurance may escalate beyond anticipated levels, or certain types of losses may be uninsurable or may exceed coverage. Any substantial uninsured loss suffered by Medix would have a material adverse effect on our business.

Securities Law Issues

We raised substantial amounts of capital in private placements from time to time. The securities offered in such private placements were not registered with the Securities and Exchange Commission or any state agency in reliance upon exemptions from such registration requirements. Such exemptions are highly technical in nature and if we inadvertently failed to comply with the requirements of any of such exemptive provisions, investors would have the right to rescind their purchase of our securities or sue for damages. If one or more investors were to successfully seek such rescission or institute such suit,
Medix could face severe financial demands that could material and adversely affect our financial position.

Impact of Shares Eligible for Future Sale

As of September 29, 1999, we had 24,743,691 shares of common stock outstanding.
Of these shares, approximately 5,298,404 shares are restricted and not freely transferable. As of the date hereof, approximately 19,665,469 shares were issuable upon the exercise of outstanding options or warrants and the conversion of preferred stock and convertible debt. The exercise prices of options and warrants to acquire common stock presently outstanding range from $0.15 per share to $1.88 per share. During the respective terms of the outstanding options, warrants, preferred stock and other outstanding underlying securities, the holders are given the opportunity to profit from a rise in the market price of the common stock, and the exercise of any options or warrants may dilute the book value per share of the common stock. The existence of the options, conversion rights, or any outstanding warrants may adversely affect the terms on which we may obtain additional equity financing. Moreover, the holders of such securities are likely to exercise their rights to acquire common stock at a time when we would otherwise be able to obtain capital on terms more favorable than could be obtained through the exercise or conversion of such securities.

Lack of Authorized Shares

At the date hereof, the Company's Articles of Incorporation authorize the issuance of 50,000,000 shares of its Common Stock. We currently have 24,743,691 shares of Common Stock issued and outstanding. Currently outstanding options, warrants, convertible stock and convertible debt issued by the Company would require the issuance of 19,665,496 shares of Common Stock if all such options, warrants, convertible stock and convertible debt were exercised or converted. We have also issued rights to earn 6,000,000 warrants based on contractual performance. We expect to issue additional Common Stock rights in excess of our current authorization in connection with future financings. We expect to seek authorization from our shareholders to increase the number of authorized shares at our next shareholders' meeting. It is possible that we could be subject to litigation as a result of committing to issue shares in excess of our authorized number of shares.

Volatility of Our Stock Price

Historically, our common stock has experienced significant price fluctuations.
This has been caused by factors such as:

o   quarterly fluctuations in operating results;
o   negative announcements by our company or others;
o   regulatory, legislative or other developments affecting our company or the health care industry generally;
o   overhang of substantial amounts of common stock issuable upon conversion of outstanding convertible securities and exercise of outstanding warrants and options;
o   conversion of our preferred stock into common stock at conversion rates based on current market prices of our common stock; and
o   market conditions specific to the health care industry and general market conditions.

In addition, in recent years the stock market has experienced significant price and volume fluctuations. These fluctuations, which are often unrelated to the operating performance of specific companies, have had a substantial effect on the market price for many health care related companies. Factors such as those cited above, as well as other factors that may be unrelated to our operating performance may adversely affect the price of our common stock.

Application of Penny Stock Rules to Our Common Stock

Trading of our common stock is subject to the penny stock rules under the
Securities Exchange Act of 1934, as amended, unless an exemption from such rules is available. Broker-dealers making a market in our common stock will be required to provide disclosure to their customers regarding the risks associated with our common stock, the suitability for the customer of an investment in our common stock, the duties of the broker-dealer to the customer and information regarding bid and ask prices for our common stock and the amount and description of any compensation the broker-dealer would receive in connection with a transaction in our common stock. The application of these rules will likely result in fewer market makers making a market of our common stock and further restrict the liquidity of our common stock.

Absence of Common Stock Dividends

We are required to pay dividends on our 1996 Preferred Stock, and, in certain circumstances, on our other classes of Preferred Stock. We have not had earnings, but if earnings were available, it is our general policy to retain any earnings for use in our operation. Therefore, we do not anticipate paying any cash dividends on our common stock in the foreseeable future. Any payment of cash dividends on our common stock in the future will be dependent upon our financial condition, results of operations, current and anticipated cash requirements, plans for expansion, as well as other factors that the Board of
Directors deems relevant. We anticipate that our future financing agreements will prohibit the payment of common stock dividends without the prior written consent of our lender(s).
THE COMPANY
General
Medix Resources, Inc., a Colorado corporation, formerly known as International
Nursing Services, Inc., currently operates in two principal lines of business, healthcare staffing services and medical information software.

Doing business as National Care Resources and TherAmerica, Inc., we provide skilled nursing, therapists, rehabilitation and other medical personnel for supplemental staffing in home care and in a broad spectrum of health care and educational facilities. Our supplemental staffing services are provided through a pool of approximately 900 caregivers including licensed and registered nurses, rehabilitation, physical, respiratory, occupational and speech therapists, medical social workers, home care aides and other unlicensed personnel. Our supplemental and home care staff currently serves over 300 hospitals, clinics, nursing homes, physician groups, assisted living facilities, health maintenance organizations and other health care institutions, a variety of educational facilities and individual home care clients. We operate through offices located in Houston and San Antonio, Texas, Emeryville and Ontario, California, and
Englewood, Colorado. We currently provide supplemental staffing services and therapists in Texas, Colorado and California. Travel nurses and therapists are provided in seventeen states and the District of Columbia.

We acquired Cymedix in January of 1998. Cymedix has developed an Internet-based communications and information management product, which we began marketing to medical professionals nationwide. Growth of the medical information management marketplace is being driven by the need to share significant amounts of clinical and patient information between physicians, their outpatient service providers, hospitals, insurance companies and managed care organizations. This market is one of the fastest-growing sectors in healthcare today, commanding a projected two-thirds of health care capital investments. The Cymedix software is a secure medical communications product, with patent application pending, that makes use of the Internet. Using the Cymedix software, medical professionals can order, prescribe and access medical information from insurance companies and managed care organizations, as well as from any participating outpatient service provider such as a laboratory, radiology center, pharmacy or hospital. We will provide the software free of charge to physicians and clinics, and will collect user fees whenever these products are sold on the Internet. The product=s relational database technology provides physicians with a permanent, ongoing record of each patient's name, address, insurance or managed care affiliation, referral status, medical history, personalized notes and an audit trail of past encounters. Physicians can electronically order medical procedures, receive and store test results, check patient eligibility, make medical referrals, request authorizations, and report financial and encounter information in a cost-effective, secure and timely manner.

Our principal executive office is located at 7100 East Belleview Ave.,
Englewood, Colorado 80111, and its telephone number is (303) 741-2045.
USE OF PROCEEDS

The net proceeds from the sale of shares will be received by the selling shareholders. Medix will not receive any of the proceeds from any sale of the shares by the selling shareholders.
SELLING SHAREHOLDERS

The table below sets forth information as of September 29, 1999 with respect to the selling shareholders, including names, holdings of shares of common stock prior to the offering of the shares, the number of shares being offered for each account, and the number and percentage of shares of common stock to be owned by the selling shareholders immediately following the sale of the shares, assuming all of the offered shares are sold.

                             Shares of
                            Common Stock
                            Beneficially          Shares of        Shares of Common Stock to
                            Owned Before         Common Stock     be Beneficially Owned After
    Name                    the Offering        Being Offered             the Offering
-------------              --------------      ---------------      ------------------------
                                                                      Number     Percentage
                                                                    ----------  ------------

 Ananian, Fred                  88,000             60,000                 0            *
 Banov, Robert                 200,000            200,000            28,000            0%
 Baron, Eric                   128,000            128,000                 0            0%
 Baron, Eugene                 124,000            124,000                 0            0%
 Bergquist, Dennis
  and Leslie                   200,000            200,000                 0            0%
 Bernabei, John                125,000            125,000                 0            0%
 Black Hills Investment
  Corporation                  560,000            560,000                 0            0%
 Blank, Michael                100,000            100,000                 0            0%
 Brock, David                  125,000            125,000                 0            0%
 Brown, Lisa Dake              200,000            200,000                 0            0%
 Cadence Capital
  Corporation                1,500,000          1,500,000                 0            0%
 Carl Fricke Trust              80,000             80,000                 0            0%
 Cohen, Darryl                 520,000            500,000            20,000            *
 Colwell, John                 110,000            100,000            10,000            *
 Counterpoint Capital
  Management, L.L.C.           400,000            400,000                 0            0%
 Counterpoint Master, L.L.C.   700,000            700,000                 0            0%
 Dimare, Marcy                  60,000             40,000            20,000            *
 Duck Partners                 400,000            400,000                 0            0%
 Elmes, Tim & Tristina,
  JTWROS                        40,000             40,000                 0            0%
 Frigg Ltd.                    200,000            200,000                 0            0%
 Hackett, D. Kim                40,000             40,000                 0            0%
 Harmonic Money Purchase
  Pension Plan                 100,000            100,000                 0            0%
 Harris, Robert                 24,000             24,000                 0            0%
 Higgins, Nicola                40,000             40,000                 0            0%
 Hoffman, Craig                100,000            100,000                 0            0%
 Kaufman, Peter                200,000            200,000                 0            0%
 Klem, Michael                  20,000             20,000                 0            0%
 Knepper, Michael               60,000             60,000                 0            0%
 Lane, John                    200,000            200,000                 0            0%
 Laura Huberfeld/Naomi
  Bodner Partnership         1,200,000          1,200,000                 0            0%
 Lyons, William                250,000            250,000                 0            0%
 Martineau, Steven              50,000             50,000                 0            0%
 McCullogh, Robert             250,000            250,000                 0            0%
 McKenzie Webster Limited      972,000            292,000           680,000          2.7%
 Millenco, LP                  520,000            520,000                 0            0%
 Neiman, Brian                  40,000             40,000                 0            0%
 Oberrotman, Alain             100,000            100,000                 0            0%
 Peterson, James P.            160,000            160,000                 0            0%
 Prufeta, John                 500,000            500,000                 0            0%
 Richard B & Jacqueline
  M. WassonTTEES FBO
  Wasson Family Trust          520,000            520,000                 0            0%
 Rockwell Investment LTD.      100,000            100,000                 0            0%
 Smokowski, Kevin              250,000            250,000                 0            0%
 Stone, Jay                    123,000            100,000            23,000            *
 Stone, Kendall                123,000            100,000            23,000            *
 Weatherford, Randy            100,000            100,000                 0            0%
                            ----------         ----------        ----------

      Total                 11,902,000         11,098,000           804,000
                            ==========         ==========        ==========
* less than 1% Relationship Between Medix and the Selling Shareholders
The selling shareholders have or will acquire the shares of common stock indicated above in one of the following ways: (i) upon the conversion of preferred stock and debt securities issued by us in 1999, (ii) upon the exercise of warrants issued with such preferred stock and debt securities, and (iii) upon the exercise of warrants issued to a creditor, and (iv) upon the exercise of options issued to a consultant.

Of the shares of Common Stock offered by this Prospectus, 1,500,000 shares underlie the Company's Series A Units, each of which consists of one share of the Company's 1999 Series A Convertible Preferred Stock (the "Series A
Preferred") and one thousand Common Stock Warrants. The Series A Preferred is convertible into common stock at a price of $0.25 per share from through March
1, 2003. Each Warrant entitles the holder to purchase one share of common stock at $1.00 through October 1, 2000.

An additional 7,328,000 shares offered by this Prospectus underlie the Company's
Series B Units, each of which consists of one share of the Company's 1999 Series
B Convertible Preferred Stock (the "Series B Preferred") and two thousand Common
Stock Warrants. The Series B Preferred is convertible into common stock at a price of $0.50 per share through October 1, 2003. Each Warrant entitles the holder to purchase one share of Common Stock at $0.50 through October 1, 2002.

An additional 1,500,000 shares offered by this Prospectus underlie convertible debt and a Common Stock Warrant issued to a creditor of the Company. The debt is convertible until March 27, 2000 at either (i) $.50 per share until December 27,
1999, or (ii) thereafter, the lesser of $.50 per share or an amount equal to 80%
of the lowest closing bid prices for the Common Stock during the last five trading days prior to the conversion date. The Warrant entitles the holder to purchase one share of Common Stock at $0.50 through September 27, 2002.
DESCRIPTION OF SECURITIES

Our authorized capital consists of 50,000,000 shares of common stock, par value
$.001 per share, and 2,500,000 shares of preferred stock. As of September 29,
1999, we had outstanding 24,743,691 shares of common stock, 3.5 shares of 1996
Preferred Stock, 5 shares of 1997 Preferred Stock, 300 shares of 1999 Series A
Preferred Stock and 1,832 shares of 1999 Series B Preferred Stock. As of such date, our common stock was held of record by approximately 417 persons and beneficially owned by approximately 2,100 persons.

Common Stock

Each share of common stock is entitled to one vote at all meetings of shareholders. Shareholders are not permitted to cumulate votes in the election of directors. Currently, the Board of directors consists of six directors, who serve for staggered terms of three years, with at least two directors elected at every annual meeting. All shares of common stock are equal to each other with respect to liquidation rights and dividend rights. There are no preemptive rights to purchase any additional common stock. In the event of liquidation, dissolution or winding up of Medix, holders of the common stock will be entitled to receive on a pro rata basis all assets of Medix remaining after satisfaction of all liabilities and preferences of the outstanding preferred stock. The outstanding shares of common stock and the shares of common stock issuable upon conversion or exercise of derivative securities are or will be, as the case may be, duly and validly issued, fully paid and non-assessable.

Transfer Agent

We have retained American Securities Transfer, Inc., 12039 W. Alameda Parkway,
Suite Z-2, Lakewood, Colorado 80228, as Transfer Agent for the our common stock.
PLAN OF DISTRIBUTION
This Prospectus has been prepared, as a part of a registration statement, to satisfy our obligations to the selling shareholders to register the common stock beneficially owned by them. These obligations were made to induce the selling shareholders to invest in Medix.

Any distribution of shares by the selling shareholders, or by their pledgees, donees, transferees or other successors in interest, may be effected from time to time in one or more of the following transactions:

(a) to underwriters who will acquire the shares for their own account and resell them in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale (any public offering price and any discount or concessions allowed or reallowed or paid to dealers may be changed from time to time);

(b) through brokers, acting as principal or agent, in transactions (which may involve block transactions) on one or more exchanges on which shares are then listed, in special offerings, exchange distributions pursuant to the rules of the applicable exchanges or in the over-the-counter market, or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices;

(c) directly or through brokers or agents in private sales at negotiated prices; or

(d) by any other legally available means.

In addition, any securities covered by this Prospectus that qualify for sale pursuant to Rule 144 of the Securities Act ("Rule 144") may be sold under Rule
144 rather than pursuant to this Prospectus. All discounts, commissions or fees incurred in connection with the sale of the common stock offered hereby will be paid by the selling shareholders, except that the expenses of preparing and filing this Prospectus and the related Registration Statement with the
Securities and Exchange Commission, and of registering or qualifying the common stock will be paid by Medix.

The selling shareholders and such underwriters, brokers, dealers or agents, upon effecting a sale of the shares, may be considered "underwriters" as that term is defined by the Securities Act.

Underwriters participating in any offering made pursuant to this Prospectus
(as amended or supplemented from time to time) may receive underwriting discounts and commissions, discounts or concessions may be allowed or reallowed or paid to dealers, and brokers or agents participating in such transaction may receive brokerage or agent's commissions or fees.

If required at the time a particular offering of the shares is made, a
Prospectus Supplement would be distributed which would set forth the amount of the shares being offered and the terms of the offering, including the purchase price or public offering price, the name or names of any underwriters, dealers or agents, the purchase price paid by any underwriter for the shares purchased from the selling shareholders, any discounts, commissions and other items constituting compensation from the selling shareholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers. To our knowledge, as of the date of this Prospectus, none of the selling shareholders have entered into any agreement, arrangement or understanding with any particular broker or market maker with respect to the shares offered by them, nor do we know the identity of the brokers or market makers which might participate in such offering.

In order to comply with the securities laws of certain states, if applicable, the shares will be sold in such jurisdictions, if required, only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless the Shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and complied with.

We have agreed that Medix will bear all costs, expenses and fees in connection with the registration of the shares being sold through this
Prospectus.
INDEMNIFICATION OF OFFICERS AND DIRECTORS

Article 109 of the Colorado Business Corporation Act generally provides that a corporation may indemnify its directors, officers, employees and agents against liabilities and action, suit or proceeding whether civil, criminal, administrative or investigative and whether formal or informal (a "Proceeding"), by reason of being or having been a director, officer, employee, fiduciary or agent Medix, if such person acted in good faith and reasonably believed that his conduct, in his official capacity, was in the best interests of Medix (or, with respect to employee benefit plans, was in the best interests of the participants of the plan), and in all other cases that his conduct was at least not opposed to Medix's best interests. In the case of a criminal proceeding, the director, officer, employee or agent must have had no reasonable cause to believe that his conduct was unlawful. Under Colorado Law, Medix may not indemnify a director, officer, employee or agent in connection with a proceeding by or in the right of
Medix if the director is adjudged liable to Medix, or in a proceeding in which the directors, officer employee or agent is adjudged liable for an improper personal benefit.

Our Articles of Incorporation provide that we shall indemnify its directors, and officers, employees and agents to the extent and in the manner permitted by the provisions of the laws of the State of Colorado, as amended from time to time, subject to any permissible expansion or limitation of such indemnification, as may be set forth in any shareholders' or directors'
resolution or by contract.

Insofar as indemnification for liabilities under the Act may be permitted to directors, officers or persons controlling Medix pursuant to the foregoing provisions, Medix has been informed that in the opinion of the Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.
AVAILABLE INFORMATION

We are reporting company and file our annual, quarterly and current reports, proxy material and other information with the Securities and Exchange
Commission. Reports, proxy statements and other information concerning Medix filed with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at its office at Room 1024, 450 Fifth
Street, N.W., Washington, D.C. 20549, as well as at the Regional Offices of the
Commission at Citicorp Center, 300 West Madison Street, Chicago, Illinois 60661
and Seven World Trade Center, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth
Street, N.W., Washington, D.C. 20549, at prescribed rates. Our SEC filings are also available at the SEC's Website at "http:\\www.sec.gov".

We have filed a registration statement on Form S-2 under the Securities Act of
1933, with respect to the securities offered pursuant to this Prospectus. This
Prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the registration statement and the exhibits filed as a part thereof, which may be found at the locations and Website referred to above.
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to "incorporate by reference" information that we file with them, which means that we can disclose important information to you by referring you to the documents filed with them that contains that information. The information incorporated by reference is an important part of this Prospectus, and the information that we file with the SEC after the date of this Prospectus will automatically update and supercede the information contained in this
Prospectus or incorporated by reference into this Prospectus. We incorporate by reference the documents listed below and any future filing we will make with the
SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of
1934:

(a) a copy of our latest Annual Report on Form 10-KSB, which as of the date of this Prospectus is our Form 10-KSB for the fiscal year ended
    December 27, 1998;

(b) a copy of our latest Proxy Statement, which as of the date of this
    Prospectus is our Proxy Statement for our 1999 Annual Meeting held on
    June 11, 1999; and

(b) a copy of our latest Quarterly Report on Form 10-QSB, which as of the date of this Prospectus is our Form 10-QSB for the fiscal quarter ended June 27, 1999.

We are delivering with this Prospectus a copy of each of the above three documents. All other reports filed pursuant to Section 13(a) or 15(d) of the
Exchange Act since the end of the fiscal year referred to in item (a) above shall be deemed to be incorporated herein by reference and to be a part of this
Prospectus. All documents filed by us pursuant to Sections 13(a), 13(c), 14 or
15(d) of the Exchange Act, subsequent to the date of this Prospectus and prior to the termination of the offering, shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective dates of such filings. Any statement contained in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

We will provide without charge to each person to whom a copy of this
Prospectus is delivered, upon oral or written request of any such person, a copy of any or all of the documents incorporated herein by reference, other than the exhibits to such documents (unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Requests should be directed to John P. Yeros, Medix Resources, Inc., 7100 E. Belleview
Avenue, Suite 301, Englewood, Colorado 80111, telephone (303) 741-2045.
LEGAL MATTERS

The validity of the shares offered hereby is being passed upon for us by Lyle B.
Stewart, P.C., Denver, Colorado. Mr. Stewart has been granted stock options to purchase 25,000 shares of common stock at $0.26 per share.
EXPERTS

The consolidated financial statements of Medix as of December 27, 1998, and for each of the two years in the period ended December 27, 1998 appearing in the
Form 10-KSB have been audited by Ehrhardt Keefe Steiner & Hottman PC, independent auditors, as stated in their report appearing therein, and have been incorporated herein by reference in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. With respect to the unaudited interim consolidated financial information in our quarterly reports that have been filed or will be filed in the future on Forms 10-QSB, the independent certified public accountants have not and will not have audited or reviewed such consolidated financial information and have not and will not have expressed an opinion or any other form of assurance with respect to such consolidated financial information.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

The following is a list of the estimated expenses to be incurred by the
Registrant in connection with the issuance and distribution of the Shares being registered hereby.

       SEC Registration Fee...........................   $ 1,270
       Blue Sky Filing Fees and Expenses..............     2,000*
       Accountants' Fees and Expenses.................     2,000*
       Legal Fees and Expenses........................     5,000*
       Miscellaneous..................................         0*
                                                         -------
       TOTAL..........................................   $10,270*
                                                         =======
--------------------
   *  Estimated, subject to change.

The Company will bear all of the above expenses of the registration of the
Shares.

Item 15.  Indemnification of Directors and Officers.

See "INDEMNIFICATION OF OFFICERS AND DIRECTORS" in the Prospectus.

Item 16.  Exhibits.

Exhibit
Number          Description

5.1             Opinion of Lyle B. Stewart, P.C.

23.1            Consent of Ehrhardt Keefe SteinerHottman PC

23.2            Consent of Lyle B. Stewart, P.C. (included in Exhibit 5.1)

24.1            Power of Attorney *

* previously filed

Item 17.  Undertakings.

A.   The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

     (i)    To include any prospectus required by Section 10(a)(3) of the
            Securities Act of 1933, as amended (the "Act");

     (ii)   To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement.  Notwithstanding  the foregoing,  any increase or decrease in volume of securities offered
            (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule
            424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee"
            table  in  the  effective registration statement.

      (iii) To include any material information with respect to the plan of distribution not previously  disclosed in the Registration Statement or any material change to such information in the Registration
            Statement;

            provided, however, that paragraphs (A)(1)(i) and (A)(1)(ii) do not apply if the Registration Statement is on Form S-3, Form S-8 or Form
            F-3, and the information required to be included in a  post-
            effective amendment by those paragraphs is contained in periodic reports filed  with or furnished to the Securities and Exchange
            Commission (the "Commission") by the Registrant pursuant to Section
            13 or Section 15(d) of the Securities Exchange Act of 1934, as
            amended (the "Exchange Act"), that are incorporated by reference in the Registration Statement.

(2) That, for the purpose of determining any liability under the Act, each such  post-effective  amendment  shall be  deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities  at that time shall be deemed to be the  initial  bona fide  offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

B. Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Amendment
No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Englewood, Colorado on October 1,
1999.

                               MEDIX RESOURCES, INC.

                               By /s/ John P. Yeros
                                    John P. Yeros,
                                    President and
                                    Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this
Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

       Signature                       Title                         Date
       ---------                       -----                         ----

                               President, Chief Executive       October 1, 1999
/s/ *John P. Yeros             Officer and Director
      John P. Yeros            (Principal Executive Officer)

/s/ *David Kinsella            Controller (Principal            October 1, 1999
      David Kinsella           Financial and
                               Accounting Officer)

/s/ *Joel C. Newman            Director                         October 1, 1999
      Joel C. Newman

/s/ *Thomas J. Oberle          Director                         October 1, 1999
     Thomas J. Oberle

     _________________
     Brian McLane              Director

/s/ *John R. Prufeta           Director                         October 1, 1999
      John R. Prufeta

/s/ *Douglas Stahl             Director                         October 1, 1999
        Douglas Stahl

* John P. Yeros, by signing his name herto, does sign document on behalf of himself and each of Messrs. David Kinsella, Thomas J.
  Oberle, Joel C. Newman, John R. Prufeta and Douglas Stahl in the
  capacities indicated immediately above pursuant to powers of attorney duly executed by each such person and filed with the Securities and
  Exchange Commission.

                                    /s/ John P. Yeros
                                    John P. Yeros

                                  EXHIBIT INDEX

Exhibit
Number          Description

5.1             Opinion of Lyle B. Stewart, P.C.

23.1            Consent of Ehrhardt Keefe Steiner & Hottman PC

23.2            Consent of Lyle B. Stewart, P.C. (included in Exhibit 5.1)

24.1            Power of Attorney *

* Previously filed